October 10, 2006

Alex Hazan, Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street   Suite 217
Van Nuys, California 91411

  RE: **Royal Spring Water, Inc.**
       Registration Statement on
       Form SB-2
       Filed August 23, 2006
       File No. 333-136850

Dear Mr. Hazan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the significant amount of shares being registered for resale on this registration statement, including those being registered for resale on behalf of affiliates of the company. Given the significant level of resales, we believe that the offering constitutes an offering by or on behalf of the company. Rule 415(c) of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering is not permissible. Please revise the terms of your

offering to indicate that these shares will be sold at a fixed offering price throughout the term of the offering. The prospectus should make clear the fact that those persons selling pursuant to this prospectus are underwriters of this offering.

2.   Please revise the disclosure throughout the prospectus to reflect the fact that the company is not currently engaged in sales activities, as is suggested by language in the prospectus. For example, please refer to the language in risk factor number four on page 7, ("currently competes"), and risk factor number five on page 8 ("expanding its customer base….").

Registration Statement Cover Page

3.   The filing fee shown in the table does not agree with the amount shown in Item 25. "Other Expenses of Issuance and Distribution" on page II-I. Please correct as applicable.

Prospectus Cover Page

4. The number of shares being offered should be shown at the top of the page under the company's name.

5. Paragraph five (5) in bold-face print should be expanded to provide a cross-reference to the Risk Factor section with the corresponding page number.

Prospectus Summary

Overview, page 5

6. The second sentence of the initial paragraph should be revised to refer to Easy.com acquiring Royal Spring, not the "Company".

Risk Factors, page 7

7. Please eliminate the initial statement that contains the qualification that the stock is speculative "during the development stage of our new business operations."

8. Please add a statement to disclose that <u>all of the material risks</u> are addressed here.

9. Please revise your risk factors so that each is presented in the form of a complete statement that identifies the risk or harm to the company.

Selling Shareholders, page 13

> 10. Please revise footnote (3) to the table by having a separate footnote for each of the four affiliates. Each footnote should set forth the specific nature of the affiliation. In addition, it appears from the table of selling shareholders that a number of additional selling shareholders may be affiliates of or otherwise related to certain of the other affiliates and/or principals of the company. Please revise accordingly or advise.

Plan of Distribution, page 14

> 11. Please state the time period during which the selling shareholders will offer their shares.

Legal Proceedings, page 14

> 12. Please update to provide the current status of the complaint filed by the former Chief Operating Officer of the company, as well as the company's cross-complaint.

Description of Business
Overview, page 19

> 13. Please expand the initial paragraph to provide a brief background on Easy.com, Inc. including where it was located, its principal officers, and the business purpose or business conducted by it prior to its acquisition of Royal Spring Water.

> 14. Disclose how the transaction between Easy.com and Royal Spring Water came about. Briefly describe the acquisition of Royal Spring Water by Easy.com including the price paid for 100% of the common stock of Royal Spring.

> 15. Disclose the date the company acquired the plant in Hereford, Texas, the amount paid and identify the entity it was bought from. Was this an operating company at the time Royal Spring acquired it?

> 16. Please include a description of the plant, including the equipment used, the suitability of the plant and equipment, and any other material information pertaining to the company's business of extracting, processing and bottling the artesian well water.

17. Explain the reference in paragraph 3 to "[T]his pure water". State the basis for describing it as <u>pure</u> or revise.

18. In the fourth paragraph, please provide the reference source(s) for the statements made regarding the beverage industry.

19. Fully discuss the company's acquisition of water rights. Disclose the material provisions of the agreement.

20. Discuss the long-term agreement "for a facility" as mentioned in third paragraph.

Competition, page 20

21. Please clarify the difference between spring water and well water.

Products and Services, page 20

22. In the second paragraph, we note "[D]uring our first year of operations, we will concentrate on producing plain and flavored bottled water." However the second paragraph at the top of page 22 states, "[D]uring the next twelve months, we intend to concentrate on one product; plain, non-carbonated bottled water." Please revise as appropriate to make the disclosure consistent.

23. We note the statement, "[O]nce we have begun shipment of these products, we intend on entering into the alcohol manufacturing and distribution sector." Please expand your discussion to state whether or not you presently have the equipment and supplies to begin this sector or if you will need to purchase these things. If so, disclose to the extent known, the cost of acquiring the necessary equipment.

24. Disclose the planned time frame.

25. Disclose whether or not the company will need to hire personnel to perform this function or whether you presently have employees with the needed experience and know how.

The Geography of Royal Spring Water Wells, page 21

26. The meaning of the last paragraph of this section is not clear. Please revise.

Management's Discussion and Analysis of Financial Condition…

Plan of Operation

27. Please add a "Milestones" section to discuss the steps needed to build a customer base and attain your goals in your plan of operations for the next 12 months. Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone. Also, please provide a timeline for reaching each milestone, in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance the milestones. Address the status of your efforts to accomplish these milestones. We may have further comment.

Overview, page 21

28. We note in the fourth paragraph that as part of your lease agreement, you have a train engine. Please discuss your arrangement to lease the freight cars needed to transport your finished products.

29. In the fourth paragraph on page 22, please state whether the company has any definitive plans or arrangements to sponsor any concerts, golf tournaments, etc.

30. In the third step of your bottling process, disclose how the bottles are rinsed. Are they rinsed with specially treated water, or high temperatures, etc.?

Results of Operations for the Twelve Months Ended August 31, 2005…

31. Please expand your discussion to address the reason(s) why no revenues have been generated to date and the steps being taken to improve the company's results.

Licensing and Water Rights, page 23

32. Discuss the status of all qualification processes being undertaken by the company prior to its being able to manufacture and/or sell its product at all regulatory levels, including but not limited to the FDA.

Acquisition or Disposition of Plant and Equipment, page 23

33. State the cost of the water treatment and bottling system that you purchased.

Liquidity and Capital Resources…, page 24

34. With respect to the Use of Funds table, please explain the components of "General and administrative" since it is the second highest amount shown, at $283,335.

Description of Property, page 25

35. The second paragraph states, "[D]uring the first four years, <u>we have an option to purchase </u>this facility in an amount calculated in the lease which is estimated to be $4,590,964" while at the bottom of page 24 it states, "[A]t the end of this period, the <u>Company intends to purchase</u> the assets at an estimated price of $4,590,964." Please revise as appropriate to make the disclosure consistent.

Certain Relationships and Related Transactions, page 26

36. Please provide the disclosure relating to promoters. See Item 404(d) of Regulation S-B in this regard.

37. We note the related party transactions outlined in Note 3 to the financial statements on page F-17. Please disclose these transactions here and expand to provide more detail concerning these including identifying the parties involved. In this regard, please delete the opening statement to this section on page 26, "[D]uring the last two years and except as disclosed below, none of the following persons…"

Part II.

Item 27. Exhibits

Exhibit 5.1 Opinion and Consent

38. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the

Nevada Constitution and all reported judicial decisions interpreting those laws.

Signatures, page II-4

39. The individual operating in the capacity of principal accounting officer or controller should be so designated in accordance with the Form requirements.

General

40. Please revise the prospectus to include the company's financial statements prior to Part II of the registration statement to ensure that such financial statements will be deemed to be included as part of the prospectus.

41. We noted numerous press releases put out this year by the company announcing agreements with various companies for purchase orders, new products, etc. In the next amendment, please insure that the content of these press releases is set forth in the prospectus. To the extent applicable, please disclose the current status of each.

42. Please review for mathematical and typographical errors. For example, we note that summary financial data on page 6 for August 31, 2005 and some amounts in the results of operations on page 23 do not reconcile to the financial statements. Please revise.

43. Please amend the SB-2 to comply with all changes requested to be made to the Form 10KSB/A and subsequent Forms 10QSB, as applicable.

44. Please note the updating requirements for the financial statements as set forth in Item 3-10(g) of Regulation S-B, and provide a current consent of the independent accountant in any amendment.

Form 10KSB/A for the year ended August 31, 2005 filed August 22, 2006

Item 8A. Controls and Procedures, page 15

45. In light of the fact that you have restated your financial statements, disclose whether you believe the conclusion concerning disclosure controls and procedures continues to be accurate and describe in reasonable detail the basis for that conclusion.

46. We read your response to the staff's comment #2 from our letter dated July 31, 2006; however, we do not see where you have addressed the comment. We therefore reissue the comment. Please revise to disclose conclusions as of the end of the period covered by the report instead of the 90-day time period prior to the filing of the report, as you have indicated. Further, please cite the appropriate Exchange Act rules. Also note that the disclosure of changes in internal control should refer to your last fiscal quarter, not subsequent to the date of the evaluation, as you have indicated. Refer to Items 307 and 308(c) of Regulation S-B.

47. We read your response to our comment #3 from the staff's letter dated July 31, 2006; however, we again do not see where you have addressed the comment. We therefore reissue the comment. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website a*t* <http://www.sec.gov/rules/final/33-8238.htm>.

Financial Statements

48. We see that you have addressed comment #4 from our letter of July 31, 2006; however, the changes require additional revisions. Please disclose prominently on the face of the affected financial statements that they have been revised, and provide a note to the financial statements that explains and quantifies all revisions made in accordance with paragraph 37 of APB 20. With respect to the revisions made to the audited financial statements, we believe that the audit report should include a reference to the revisions and be re-dated or dual-dated, as necessary, to comply with AICPA Auditing Standards Section 561.06a.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Business Combination, F-6

49. You state that the merger between Royal Spring Water and Easy.com is a common control transaction because the two companies are controlled by the same group of shareholders. We note that Messrs. Hazen and Goldstein were equal co-owners of Royal Spring Water but disclosure in the Form 8-K filed on January 17, 2006 indicates that approximately 10.0 million shares of Easy.com (approximately 1/3 of the shares outstanding) were gifted to Messrs. Hazen and Goldstein and certain individuals to whom they were related *in anticipation of the acquisition.* The percentage ownership in Easy.com based on the 2004 gift does not appear to support your assertion of control. Further, for accounting purposes, a transaction may not be accounted for as an exchange between entities under common control when common control is established in anticipation of the transaction. We consider the Winick transfer of stock to be a part of the merger transaction instead of two separate transactions. Accordingly, a change in control of Easy.com occurred as part of its merger with Royal Spring Water. We do not agree with your assertion that the merger is the combination of two entities under common control, it appears to us that the transaction is a reverse acquisition that should be accounted for as a recapitalization of Royal Spring Water. Please revise the financial statements accordingly.

Other Regulatory Filings

50. Please note that an Item 4.02 Form 8-K is required to be filed with respect to the financial statements amended to date and any other changes that are required to be made as a result of this review. Please make the necessary filing as required.

Form 8-K filed January 17, 2006

51. In connection with our review of your 10-KSB, we read your response to comment 7 from our letter dated July 31, 2006, but note that you have not yet provided historical financial statements of Royal Spring Water or pro forma information giving effect to the merger as required by Item 310 (c) and (d) of Regulation S-B. In addition, Form 10SB level information was required to be filed in the 8-K. Please amend your 8-K immediately to provide the required information.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary Wykidal, Esq.
    via fax (714) 751-5428